Exhibit 10.12

AMENDED AND RESTATED CONSULTING AGREEMENT

This Amended and Restated Consulting Agreement (the "Agreement"), effective January 27, 2009 (the "Effective Date"), is entered into between MyMedicalRecords, Inc. (formerly mymedicalrecords.com, Inc.) ("MMR") and The RHL Group, Inc. ("RHL"), and amends and restates the Consulting Agreement between MMR and RHL dated as of July 1, 2006 (the "Original Agreement") in its entirety. MMR and RHL may be referred to each as a "Party" and jointly as the "Parties".

This Agreement sets forth the terms pursuant to which RHL will advise and consult with MMR to assist MMR in business operations and strategic decision-making. This Agreement addresses only these specific services, and its terms do not apply to any pre-existing or future agreements between the Parties.

1.   Payment

In consideration for entering this Agreement, following the Effective Date MMR will pay RHL $25,000.00 per month in advance.

2.   Expenses

MMR agrees to reimburse RHL for expenses incurred by RHL for services provided in connection with this Agreement. In addition, MMR shall reimburse RHL for the expenses associated with providing medical insurance coverage to Robert H. Lorsch.

3.   Term and Termination

This Agreement shall remain effective until December 31, 2011, and renew automatically for successive one year periods unless terminated by either Party upon sixty (60) days prior written notice. Notwithstanding the foregoing, this Agreement will remain effective for a period not less than twelve (12) months after the termination of the Employment Agreement between Favrille, Inc., MMR and Robert H. Lorsch dated as of the date hereof.

4.   Independent Contractor

RHL is an independent contractor of MMR for the term of this Agreement. MMR will not withhold taxes with respect to any compensation. RHL has no claim for benefits or compensation of any kind against MMR.

5.   Indemnification

Each Party shall indemnify and hold the other Party harmless for third party damages, claims or liability of any kind against the first Party arising out of its performance under this Agreement.

6.   Amendment/Modification

This Agreement may not be modified unless agreed in writing by the Parties.

7.   Waiver

No waiver by either Party of any requirement of this Agreement shall be construed as a continuing waiver or consent to any subsequent breach.

8.   Dispute Resolution

In the unlikely event of a dispute between the Parties, the Parties acknowledge mutual interests in economy, privacy, and expeditious resolution, and accordingly the parties including the any major shareholders, directors, and officers (the "Principals") of both parties agree to the following procedures for resolution of any dispute arising out of or related to relations between the parties including without limitation claims based on contract, tort, statute, breach, default, equitable relief, and whether a claim is arbitratable. Each party consents to final and binding arbitration with exclusive venue, personal jurisdiction, and hearing authority vested in the Judicial Arbitration and Mediation Services (JAMS) in Los Angeles unless otherwise agreed in writing. Faced with a dispute, the Parties agree as follows:

a.   The Parties shall appoint a mutually acceptable neutral mediator, and if no mediator is approved and appointed within ten days after the date on which any party first requests such appointment, a mediator shall be appointed by the manager of JAMS in Los Angeles. The mediator shall have sixty (60) calendar days after he/she accepts the appointment in which to resolve the matter.

b.   If mediation proves unsuccessful without a resolution within said thirty days, the complaining party shall notify each party involved in the matter that he/she/it is seeking arbitration in accordance with this paragraph after which the Parties shall meet with the mediator for one additional mediation session. In the absence of such mediation session or a resolution within ten calendar days following the arbitration notice, the complaining party may file an arbitration petition stating among other things the specific remedies sought and requesting arbitration administered by JAMS administered by JAMS pursuant to its Streamlined Arbitration Rules and Procedures, unless the amount in controversy exceeds $200,000 and a party to the proceeding requests within twenty days of the commencement of such proceeding that the arbitration instead by administered pursuant to the Comprehensive Arbitration Rules and Procedures of JAMS which shall then control.

c.   The arbitrator shall be entitled to exercise the powers of a judge of superior court both in equity and at law. In the event of an actual or threatened breach, the parties understand and agree that the damages incurred or anticipated may be difficult if not impossible to ascertain and, therefore, each party shall be entitled to seek injunctive relief without mediation or a showing of irreparable harm, actual damages, or the posting of a bond therefor, in addition to all other available remedies including, without limitation, monetary damages where applicable.

d.   With regard to any mediation or settlement efforts that are successful prior to the filing of an arbitration demand, each party shall pay his/her/its own attorneys' fees and costs and equally share JAMS fees and costs. After the filing of an arbitration demand, the prevailing party shall be entitled to compensation for his/her/its attorneys' fees and costs including all JAMS charges through both the mediation and arbitration plus expert fees, travel, and accommodations.

e.   Judgment upon an award arising in connection with any such arbitration (an "Award") may be entered in any court of competent jurisdiction. The arbitrator shall allocate in the Award all of the costs of the arbitration including the arbitrator fees, costs, and the reasonable attorneys' fees of the prevailing party, against the party that did not prevail.

f.   Controlling law shall be that of California without regard to conflicts of law principles. No claim, demand, action, proceeding, litigation, hearing, motion, or lawsuit relating to or arising out of this Agreement and the business relations related thereto shall be commenced or prosecuted in any jurisdiction other than as specified herein. Any judgment, determination, ruling, finding, or conclusion reached or rendered in any other jurisdiction or forum resolving disputed matters between the Principals shall be null and void.

9.   Severability

If one or more of the provisions in this Agreement are deemed void by law, then remaining provisions continue in full force.

10.   Notices

All notices which may be necessary or proper for either MMR or RHL to give to the other shall be in writing and shall be delivered by hand or sent by registered or certified mail, return receipt requested, or by air courier, and shall be deemed given when sent, to the respective persons named below as set forth on Annex A.

11.   Force Majeure

Neither Party will be liable for any performance failure or delay for any cause beyond that Party's reasonable control.

12.   Assignment

Neither Party may assign this agreement without the express written consent of the other Party, except that the Company may at its sole discretion assign this contract to a third party that purchases all or substantially all assets or a majority of the Company's outstanding voting shares.

13.   Entire Agreement

This Agreement sets forth the entire agreement and understanding between the Parties relating to the subject matter herein and supersedes all prior discussions between the Parties.

14.   Acknowledgments

By their signatures below, the Parties consent to be bound by the terms of this Agreement.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

MyMedicalRecords, Inc.   The RHL Group, Inc.

By: /s/ Bobbie Volman   By: /s/ Robert H. Lorsch
Name: Bobbie Volman   Name: Robert H. Lorsch
Title: Assistant Secretary   Title: Chief Executive Officer